Clear Street LLC

SEC # 8-69972

CRD # 288933

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2018

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Clear Street LLC
Table of Contents
December 31, 2018

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clear Street LLC
f/k/a GlobEcs, LLC
55 Broadway – Suite 2102
New York, NY 10006

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clear Street LLC f/k/a GlobEcs LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Clear Street LLC f/k/a GlobEcs LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Clear Street LLC f/k/a GlobEcs LLC's management. Our responsibility is to express an opinion on Clear Street LLC f/k/a GlobEcs LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clear Street LLC f/k/a GlobEcs LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Clear Street LLC f/k/a GlobEcs LLC's auditor since 2018.

New York, NY
February 12, 2019

Clear Street LLC
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$11,908,638
Prepaid expenses	59,583
Total assets	**$11,968,221**
Liabilities and Members' Equity	
Accounts payable and accrued liabilities	$ 370,182
Total liabilities	370,182
Member's equity	11,598,039
Total liabilities and member's equity	**$11,968,221**

The accompanying notes are an integral part of this Statement of Financial Condition

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Description of Business

Clear Street LLC (the "Company", formerly GlobEcs, LLC) is a single member limited liability company organized in the state of Delaware. The Company's sole member is Summit Securities Group, LLC, ("SSG"). The Company's ultimate parent is Summit Management, LLC ("Summit").

The Company's operating agreement provides that the manager of the Company has the authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the member's liability is limited to amounts reflected in their capital account.

Founded in 2016, the Company, headquartered in New York, is a broker dealer registered with the U. S. Securities Exchange Commission ("SEC"), the Municipal Securities Rulemaking Board ("MSRB") and the Financial Industry Regulatory Authority ("FINRA"). The Company has inactive clearing memberships with principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and The Nasdaq Stock Market ('NASDAQ") among others which will be activated once the Company commences client facing business. The Company is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Stock Clearing Corporation ("NSCC") and has an application pending with the Options Clearing Corporation ("OCC"). The Company's primary designated self-regulatory organization is FINRA.

The Company plans to establish several clearing arrangements with introducing brokers, including SSG and will also execute and clear securities transactions directly for customers. Accordingly, the Company will be subject to SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

The Company is approved to engage in clearing, execution, prime brokerage, stock lending, and margin lending to customers of introducing firms as well as direct customers and correspondents.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unconsolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S.GAAP).

Use of Estimates

The preparation of this Statement of Financial Condition in conformity with U.S.GAAP may require management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short term nature of these instruments.

3

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2018

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly credit worthy to minimize the risk.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for U. S. federal, state and local income tax purposes.

Recent Accounting Pronouncements

Leases

In connection with new FASB Standard 842 regarding leases, which takes effect as of the first day of the fiscal year beginning on or after December 15, 2018, management has determined that since the lease is held by Summit Management, there will be no impact on the Company's Statement of Financial Condition when the standard is adopted.

3. Related Party Transactions

The Company has an expense sharing agreement with Summit. The Company shares office space in New York with Summit. Summit also provides payroll and administrative services to the Company including technology, infrastructure and support. The Company is allocated cost based on actual usage.

As of December 31, 2018, included in Accrued expenses and other liabilities is $363,184 payable to Summit and affiliated entities related to the above activities.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1.5 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 150% of its minimum required capital. Moreover, broker-dealers ae required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2018, the Company had net capital of $11,538,456, which was $10,038,456 million in excess of its required net capital of $1,500,000.